UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          VIDESH SANCHAR NIGAM LIMITED
                            (Name of Subject Company)

                          VIDESH SANCHAR NIGAM LIMITED
                       (Names of Persons Filing Statement)

                  EQUITY SHARES, PAR VALUE RS. 10 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                      (CUSIP Number of Class of Securities)

                                   ARUN GUPTA
                           EXECUTIVE DIRECTOR- FINANCE
                              VIDESH SANCHAR BHAVAN
                      MAHATMA GANDHI ROAD, MUMBAI - 400 001
                                      INDIA
                            TELEPHONE: +91-22-2624020
    (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

The name of the subject company is Videsh Sanchar Nigam Limited, a limited liability company organized under the laws of the Republic of India ("VSNL"). The address of the principal executive office of VSNL is Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai, 400 001, India, and the telephone number of such office is 91-22 262 4020. The title of the class of equity securities to which this statement relates is the equity shares, par value Rs. 10 per share (the "Equity Shares"), including the Equity Shares underlying the American Depositary Shares (the "ADSs"), of VSNL. As of March 22, 2002, there were 285,000,000 Equity Shares outstanding, of which 63,816,752 are Equity Shares underlying 31,908,376 ADSs (which are evidenced by American Depositary Receipts).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

This Statement is being filed by VSNL, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference. The statement relates to the tender offer by Panatone Finvest Limited ("Panatone"), a limited liability company organized under the laws of the Republic of India, and its shareholders - Tata Sons Limited, The Tata Power Company Limited, The Tata Iron and Steel Company Limited and Tata Industries Limited, which own 59.955%, 40.000%, 0.0225% and 0.0225% of Panatone, respectively. Panatone and its shareholders are required to offer to purchase (the "Offer") up to 57,000,000 Equity Shares (including the Equity Shares underlying the ADSs), representing 20% of the total paid-up and voting equity share capital of VSNL, at a purchase price of Rs.202 per Equity Share in cash, pursuant to Regulation 10 and Regulation 12 of the Securities and Exchange Board of India ("SEBI") (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 and subsequent amendments thereto, for a substantial acquisition of Equity Shares and voting rights pursuant to a change in control and management of VSNL. The Offer is being made pursuant to a Letter of Offer, dated as of March 27, 2002 (the "Letter of Offer"), which is included as an exhibit to the tender offer statement on Schedule TO, dated March 28, 2002 (the "Schedule TO").

The Letter of Offer states that Panatone's and each of its shareholders' principal business and executive office address is Bombay House, 24, Homi Mody Street, Fort, Mumbai 400 001, India.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between VSNL or its affiliates and (i) VSNL's executive officers, directors or affiliates or (ii) Panatone and its shareholders or their respective officers, directors or affiliates. The Government of India (the "GOI"), which held approximately 52.97% of the total paid-up share capital of VSNL, announced on February 1, 2001 its intention to disinvest 25% of the shareholding in VSNL held by it to a strategic partner through the competitive bidding route. As per the announcement made on February 5, 2002 by the GOI, Panatone was selected by the GOI as the strategic partner for the sale of 71,250,000 Equity Shares, representing 25% of the voting capital of VSNL held by the GOI, at a price of Rs. 202 per Equity Share, payable in cash. The Share

Purchase  Agreement (the "SPA"),  dated  February 6, 2002,  giving effect to the
above   arrangement,   has  been   entered  into  among   Panatone,   Panatone's
shareholders, the GOI and VSNL.

In connection with Panatone's purchase of 71,250,000 Equity Shares, on February 13, 2002, Panatone and its shareholders entered into a Shareholders' Agreement with the GOI (the "Shareholders' Agreement"), which sets forth the rights and obligations associated with ownership of such Equity Shares and the management of VSNL. Pursuant to the Shareholders' Agreement, the number of members on the Board of Directors of VSNL (the "Board") that the GOI has a right to name decreases (and, concomitantly, the number of Board members that Panatone and its shareholders have a right to name increases) as Panatone and its shareholders increase their holdings in VSNL. As stated in the Shareholders' Agreement, should Panatone and its shareholders own: (1) more than 25% but less than 30% of the Equity Shares, Panatone and its shareholders have a right to name up to seven members to the Board and the GOI has a right to name up to five members to the Board; and (2) more than 30% of the Equity Shares, Panatone and its shareholders have a right to name up to eight members to the Board and the GOI has a right to name up to four members to the Board. VSNL is now controlled by Panatone and Panatone's shareholders and the GOI currently has a right to name up to six directors to the 12-person Board. As such, an actual or potential conflict of interest may exist between (i) VSNL and (ii) Panatone and Panatone's directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

NO RECOMMENDATION BY THE BOARD. The Board, through a resolution passed on March 13, 2002, resolved that the Board is making no recommendation to the shareholders regarding the Offer and is expressing no opinion and is remaining neutral towards the Offer. This decision by the Board was made in the absence of the members of the Board appointed by Panatone and its shareholders, each of whom did not vote because they are deemed interested directors.

REASONS FOR NO RECOMMENDATION. The Board believes that making a recommendation supporting the Offer would be tantamount to recommending that VSNL's shareholders sell their holdings in VSNL. The Board is concerned that this might be construed as a negative statement regarding the fundamentals of and outlook for VSNL, which could be misleading in light of the fact that the Board has neither made any analysis nor sought any analysis from an independent expert regarding the fairness of the Offer at the given price.

As outlined in Item 2 above, the Offer is being made pursuant to the provisions of Regulations 10 and 12 of SEBI, which, when triggered, require a purchaser that has made a substantial acquisition of the shares of a company (defined under the laws of India to mean 15% or more but less than 75% of the outstanding shares or voting rights in such company) to make a mandatory tender offer for a minimum of 20% of the outstanding shares of such company. The GOI has already sold 25% of the Equity Shares to Panatone as part of its privatization program. As such, Panatone is compelled to make the Offer and the Board sees no reason to make a recommendation opposing or supporting the Offer.

In view of the above, the Board believes its most prudent course of action regarding the Offer is to remain neutral and permit VSNL's shareholders to make their own decision regarding whether or not to participate in the Offer.


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

Shareholders of VSNL are urged to carefully review all of the information contained in or incorporated by reference in the following documents filed by Panatone and/or Panatone's shareholders: (1) the Letter of Offer; (2) the
Schedule 13D, filed on February 15, 2002, as amended March 15, 2002; and (3) the Schedule TO, as well as any other materials related to the Offer that they may file, and VSNL's publicly available annual reports on Form 20-F and reports on Form 6-K. A letter to the shareholders of VSNL communicating the Board's decision to make no recommendation is attached hereto as Exhibit (a) (1) and is incorporated herein by reference.

INTENT TO TENDER. VSNL, to the extent known after making reasonable inquiry of its executive officers, directors, affiliates and subsidiaries, has received indication from three of its executive officers, directors, affiliates and subsidiaries that each is considering tendering a portion of the Equity Shares held of record or beneficially owned by them pursuant to the Offer. The remainder of such executive officers, directors, affiliates and subsidiaries who responded to VSNL's inquiry have indicated that they intend to hold the Equity Shares held of record or beneficially owned by them. None of VSNL's executive officers, directors, affiliates and subsidiaries who responded to VSNL's inquiry has indicated that they intend to sell the Equity Shares held of record or beneficially owned by them.

Pursuant to U.S. securities laws, Panatone and its shareholders may be deemed to be "affiliates" of VSNL. However, under the laws of India, Panatone and its shareholders, as parties to the initial acquisition of 25% of the Equity Shares, may not tender their Equity Shares.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither VSNL nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of the Equity Shares concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Pursuant to the terms of the SPA, the GOI may transfer Equity Shares representing not more than 2% of the voting capital of VSNL to all regular employees of VSNL on its rolls as of September 1, 2001. Accordingly, on February 22, 2002, the GOI transferred Equity Shares representing approximately 1.85% of the voting capital of VSNL to such regular employees (the chart below includes details of such transfers to the executive officers and directors only). These shares are subject to a lock-in for a period of one year, which commenced on February 22, 2002.

Transactions that have occurred in VSNL's Equity Shares effected by executive officers and directors of VSNL during the past 60 days from the date of this filing are as follows:

                                   AMOUNT OF
                       DATE OF     SECURITIES   PRICE
  IDENTITY OF PERSON   TRANSACTION INVOLVED     PER SHARE DETAILS OF TRANSACTION
Shailendra Kumar       February    4,500 shares Rs.47.85  The Equity Shares have
Gupta,                 22, 2002    Rs. 215,325            been purchased from the
CHAIRMAN & MANAGING                                       GOI, which are locked in
DIRECTOR *                                                until February 21, 2003.

Rajneesh Gupta,        February    4,300 shares Rs.47.85  The Equity Shares have
DIRECTOR - NETWORK **  22, 2002    Rs. 205,755            been purchased from the
                                                          GOI,  which are locked
                                                          in until  February 21,
                                                          2003.

R.S.P. Sinha,          February    4,300 shares Rs.47.85  The Equity Shares have
DIRECTOR -FINANCE ***  22, 2002    Rs. 205,755            been purchased from the
                                                          GOI,  which are locked
                                                          in until  February 21,
                                                          2003.

S. G. Ranade           February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

Hardev Singh           February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

K.P. Tiwari            February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

Arun Gupta             February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

M.G. Wasnikar          February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

S.S. Bodh              February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

G.C. Banik             February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

C. Sudershan Rao       February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

Debajit Dutta          February    4,049 shares Rs.47.85  The Equity Shares have
                       22, 2002    Rs.                    been purchased from the
                                   193,744.65             GOI, which are locked in
                                                          until February 21, 2003.

*     Currently Managing Director.
**    Resigned on February 13, 2002.
***   Resigned on February 13, 2002.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

VSNL is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of VSNL's securities by VSNL, any subsidiary of VSNL or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving VSNL or any subsidiary of VSNL, (iii) a purchase, sale or transfer of a material amount of assets of VSNL or any subsidiary of VSNL, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of VSNL.

ITEM 8. ADDITIONAL INFORMATION

None.

ITEM 9. EXHIBITS

(a) (1) Letter of VSNL to its shareholders, dated March 28, 2002.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2002

                                       VIDESH SANCHAR NIGAM LIMITED



                                       By:/S/ ARUN GUPTA
                                          --------------------------------------
                                          Name:  Arun Gupta
                                          Title: Executive Director (Finance)


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